UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-892

A.	Full title and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION 2008 GLOBAL EMPLOYEE

STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation

Four Coliseum Centre

2730 West Tyvola Road

Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Registered Public Accounting Firm; Statements of Financial Condition as of December 31, 2011 and 2010, and Statements of Changes in Plan Equity for the years ended December 31, 2011, 2010 and 2009.

2.	Exhibit 23 - Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Stock Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION
STOCK PLAN COMMITTEE

March 29, 2012	/s/ Kevin P. Heslin
Kevin P. Heslin
Member, Goodrich Corporation
Stock Plan Committee

AUDITED FINANCIAL STATEMENTS

Goodrich Corporation Global Employee Stock Purchase Plan,

for the years ended December 31, 2011, 2010 and 2009

with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Global Employee Stock Purchase Plan

Audited Financial Statements

Years Ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Goodrich Corporation

Stock Plan Committee

We have audited the accompanying statements of financial condition of the Goodrich Corporation 2008 Global Employee Stock Purchase Plan as of December 31, 2011 and 2010, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Goodrich Corporation 2008 Global Employee Stock Purchase Plan at December 31, 2011 and 2010 and the changes in plan equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Charlotte, North Carolina

March 29, 2012

Goodrich Corporation Global Employee Stock Purchase Plan

Statements of Financial Condition

	December 31,
	2011	2010
Assets
Receivable from Goodrich Corporation	$15,774,532	$13,185,312
Participant contributions held at Plan custodian	11,000,543	6,519,950

Total assets	$26,775,075	$19,705,262

Liabilities and Equity
Distributions due to Plan participants	$26,775,075	$19,705,262
Plan equity	—	—

Total liabilities and equity	$26,775,075	$19,705,262

See accompanying notes to financial statements.

Goodrich Corporation Global Employee Stock Purchase Plan

Statements of Changes in Plan Equity

	Year ended December 31,
	2011	2010	2009
Additions
Participant contributions, net of withdrawals	$20,255,125	$17,108,769	$14,888,799

Deductions
Due to Plan participants	(20,255,125)	(17,108,769)	(14,888,799)

Change in Plan equity	—	—	—

Plan equity at beginning of period	—	—	—

Plan equity at end of period	$—	$—	$—

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

In 2001, the Board of Directors of Goodrich Corporation (the “Company”) adopted the Goodrich Corporation Employee Stock Purchase Plan (the “ESPP”). The ESPP was approved by shareholders of the Company at the Annual Meeting of Shareholders on April 17, 2001 and became effective as of October 1, 2001. In 2008, the Company adopted the Goodrich Corporation 2008 Global Employee Stock Purchase Plan (the “Plan”). The Plan is an umbrella plan under which sub-plans may be adopted for employees in different countries. As of December 31, 2010, there are two sub-plans, the ESPP for United States (“US”) and Canadian employees and the Goodrich Corporation Save As You Earn Scheme (the “UK SAYE”) for United Kingdom (“UK”) employees. The Compensation Committee appointed by the Company’s Board of Directors administers the Plan. The Plan was approved by shareholders of the Company at the Annual Meeting of Shareholders on April 22, 2008 and became effective immediately upon approval by the Company’s Board of Directors and shareholders.

There were 2,000,000 shares reserved in 2001 and available for purchase under the ESPP, of which none remained available for issuance at December 31, 2011. There were 3,000,000 shares reserved in 2008 and available for purchase under the Plan, of which 2,269,858 remained available for issuance at December 31, 2011.

In 2011, 2010 and 2009, the respective participant contributions, net of withdrawals, were used to purchase 237,369, 408,040 and 346,018 shares, respectively, of the Company’s common stock for Plan participants. Participant contributions are net of withdrawals of $401,540, $337,487 and $236,798 for the years ended December 31, 2011, 2010 and 2009, respectively. There were no participant contributions to the UK SAYE until 2009.

The purpose of the Plan is to provide a method by which eligible employees may purchase shares of Company common stock by payroll deduction and at favorable prices. The ESPP is intended to comply with Section 423 of the Internal Revenue Code of 1986, as amended. The UK SAYE is intended to meet the requirements for a Savings Related Share Option Scheme under Schedule 3 of the UK Income Tax (Earnings and Pension) Act of 2003.

Under the ESPP, employees with two months of continuous service prior to an offering period are eligible to participate. Eligible employees may elect to become participants and may contribute up to $12,000 per year through payroll deductions to purchase stock purchase rights. Participants may, at any time prior to December, cancel their payroll deduction authorizations and have the cash balance in their stock purchase rights account refunded. The offering period begins on January 1, or July 1 for new employees, and ends on December 31 of each year. The stock purchase rights are used to purchase the common stock of the Company at the lesser of: (i) 85% of the fair market value of a share as of the grant date applicable to the participant or (ii) 85% of the fair market value of a share as of the last day of the offering period. The fair market value of a share is defined as the average of the closing price per share as reflected by composite transactions on the New York Stock Exchange throughout a period of ten trading days ending on the determination date. Participants immediately vest 100% in their stock purchase rights accounts, which are distributed to each participant annually.

Under the UK SAYE, employees with 90 days of continuous service prior to an invitation period are eligible to participate. Eligible employees that elect to become participants, can choose either a 3-year or a 5-year savings period, and may contribute up to £250 per month through payroll deductions to purchase stock purchase rights. Participant contributions are held by a third party financial institution and tax-free interest is credited to participant accounts upon maturity of the savings period. Interest accrued to participant accounts is reported in participant contributions held at Plan custodian. Participants may, at any time prior to the end of the savings period, cancel their payroll deduction authorizations. Participants may exercise stock purchase rights prior to the end of the savings period upon retirement or other acceptable terms as defined in the UK SAYE plan document. The Company has the discretion to set the savings period each year. The stock purchase rights are used to purchase the common stock of the Company at 80% of the market value of a share as of the invitation date applicable to the participant. The market value of a share is defined as the average of the closing price per share as reflected by the New York Stock Exchange for the three trading days immediately preceding the invitation date. Participants vest 100% in their accounts upon maturity of the savings period.

The Board of Directors of the Company has the right to amend, modify or terminate the Plan at any time without notice, provided that no participant’s then existing rights are adversely affected without his or her consent.

On September 21, 2011, the Company entered into a merger agreement (the Agreement) with United Technologies Corporation. The Agreement provides that with respect to the Plan, (i) no new offering period shall commence after the date of the Agreement and, to the extent not already provided for under the terms of the Plan as of the date of the Agreement, no employees shall be permitted to begin participating in the Plan, and no participants shall be permitted to increase elective deferrals in respect of the current offering period under the Plan, in each case after the date of the Agreement; (ii) any offering period under the Plan that is in effect immediately prior to the date of the Agreement shall terminate at the closing of the offering period between the date of the Agreement and the effective time of the merger, and amounts credited to the accounts of participants shall be used to purchase the common stock of the Company in accordance with the terms of the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

Reclassifications

Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

3. Income Taxes

United States Federal Income Taxes

The ESPP is an Employee Stock Purchase Plan as defined in Section 423 of the Internal Revenue Code of 1986 (the “Code”), as amended, and is not subject to US federal income taxes. All employee contributions and earnings are taxable to the employee. All employee contributions are made from after-tax earnings. The Stock Plan Committee believes the ESPP is being operated in compliance with the applicable requirements of the Code.

United Kingdom Income Taxes

The UK SAYE is a Savings Related Share Option Scheme as defined in Schedule 3 of the UK Income Tax (Earnings and Pension) Act of 2003 (the “Act”), and is not subject to UK income taxes. All employee contributions and earnings, excluding the earned tax-free interest, are taxable to the employee. All employee contributions are made from after-tax earnings. The Stock Plan Committee believes the UK SAYE is being operated in compliance with the applicable requirements of the Act.

4. Subsequent Event

Through March 29, 2012, participant contributions, net of withdrawals, were used to purchase 208,193 shares of the Company’s common stock for Plan participants.